

June 23, 2014

Via E-mail
Tsai Ko
Chief Executive Officer and Director
Longbau Group, Inc.
15/B—15/F Cheuk Nang Plaza
250 Hennessy Road, Hong Kong

>   **Re: Longbau Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 13, 2014**
>   **File No. 333-194583**

Dear Mr. Ko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comment 1 in our prior letter dated June 2, 2014. However, we are unable to agree with your conclusion in your response to comment 1 in our letter dated April 2, 2014 that Longbau Group Inc. is not a shell company. Despite the activities you describe, such as hiring executive employees and entering into a lease agreement, it appears that the company continues to fall within the definition of a shell company under Rule 405. Please amend your registration statement to indicate that you continue to be a shell company. As noted previously, please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

<u>Employees, page 21</u>

2.   We note your statement that you are paying "salaries or other compensation" to your employees. Please tell us in your response the respective positions of these 3 employees and clarify the composition their compensation. For example, tell us if any of the employees being paid by commission rather than by salary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.